SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. )*

F-STAR THERAPEUTICS, INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

30315R 107

(CUSIP Number)

Hans Bosman

Chief Financial Officer

Aescap Venture

Barbara Strozzilaan 101, 1083 HN

Amsterdam, The Netherlands

Tel: +31 20 570 29 45

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30315R 107	13D	Page 2 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Coöperatieve Aescap Venture I U.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 615,643
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 615,643
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 615,643
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.8%*
14.	Type of Reporting Person (See Instructions) FI

*       Based on 9,070,418 shares of Common Stock (as defined below) outstanding as of November 20, 2020, as reported in the Company’s (as defined below) 8-K, filed with the Securities and Exchange Commission November 20, 2020.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aescap Venture Management B.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 615,643
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 615,643
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 615,643
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.8%*
14.	Type of Reporting Person (See Instructions) FI

*       Based on 9,070,418 shares of Common Stock (as defined below) outstanding as of November 20, 2020, as reported in the Company’s (as defined below) 8-K, filed with the Securities and Exchange Commission November 20, 2020.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Patrick Johan Hendrik Krol
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 615,643
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 615,643
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 615,643
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.8%*
14.	Type of Reporting Person (See Instructions) IN

*       Based on 9,070,418 shares of Common Stock (as defined below) outstanding as of November 20, 2020, as reported in the Company’s (as defined below) 8-K, filed with the Securities and Exchange Commission November 20, 2020.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Johan Gerhard Bosman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 615,643
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 615,643
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 615,643
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.8%*
14.	Type of Reporting Person (See Instructions) IN

*       Based on 9,070,418 shares of Common Stock (as defined below) outstanding as of November 20, 2020, as reported in the Company’s (as defined below) 8-K, filed with the Securities and Exchange Commission November 20, 2020.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michiel Alexander de Haan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 615,643
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 615,643
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 615,643
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.8%*
14.	Type of Reporting Person (See Instructions) IN

*       Based on 9,070,418 shares of Common Stock (as defined below) outstanding as of November 20, 2020, as reported in the Company’s (as defined below) 8-K, filed with the Securities and Exchange Commission November 20, 2020.

ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock (the “Common Stock”), par value $0.0001 per share (the “Shares”), of F-star Therapeutics, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is Eddeva B920, Babraham Research Campus, Cambridge, CB22 3AT UK. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 (a) – (c). This Schedule 13D is being filed by the following persons: Coöperatieve Aescap Venture I U.A. (“Fund”), Aescap Venture Management B.V. (“Management”), Patrick Johan Hendrik Krol (“Krol”), Johan Gerhard Bosman (“Bosman”) and Michiel Alexander de Haan (“de Haan”). Each of the foregoing persons are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The Shares to which this Schedule 13D relates are owned directly by the Fund. Management is the manager of the Fund. Krol, Bosman and de Haan are the Managing Directors of Management.

The principal business of each of the Reporting Persons is venture capital investing. The business address and principal executive offices of each of the Reporting Persons are Barbara Strozzilaan 101, 1083 HN Amsterdam, The Netherlands.

Item 2 (d) – (e). During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 2 (f). The Fund is a cooperative association organized under the laws of The Netherlands. Management is a private company with limited liability organized under the laws of The Netherlands. Each of Krol, Bosman and de Haan are citizens of The Netherlands.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

ITEM 4.	PURPOSE OF TRANSACTION.

Exchange Agreement

As more fully described in the Share Exchange Agreement, dated as of July 29, 2020 (the “Exchange Agreement”), by and among the Issuer (f/k/a Spring Bank Pharmaceuticals, Inc.), the entity then known as F-star Therapeutics Limited (“Old F-star”) and the sellers party thereto (the “Sellers”), the ordinary shares of Old F-star were exchanged for shares of the Issuer’s common stock as contemplated by the Exchange Agreement (the “Transaction”).

Pursuant to the Exchange Agreement, each ordinary share of Old F-star outstanding immediately prior to the closing of the Transaction (the “Closing”) was exchanged by the Seller that owns such Old F-star shares for such number of duly authorized, validly issued, fully paid and non-assessable shares of Company common stock as is equal to the exchange ratio formula determined pursuant to the Exchange Agreement (the “Exchange Ratio”) and, as a result, the Issuer became F-star Therapeutics, Inc. Also on November 20, 2020, in connection with, and prior to completion of, the Transaction, the Issuer effected a 1-for-4 reverse stock split of its common stock (the “Reverse Stock Split”).

Prior to the Transaction, the Fund held an aggregate of 3,407,035 ordinary shares and 302,872 preferred shares of Old F-star. In addition the Fund held an aggregate of 912,812 ordinary shares of F-star issuable upon conversion of a convertible note issued by Old F-star. Pursuant to the Exchange Agreement, immediately prior to the Closing, certain investors in Old F-star, including the Fund, purchased additional ordinary shares of Old F-star. In such financing, the Fund purchased an additional 849,665 ordinary shares. As a result of the Transaction, the shares of Old F-star held by the Fund described above were exchanged for common stock of the Issuer, and following the Closing and the effectiveness of the Reverse Stock Split, the Fund acquired an aggregate of 615,643 shares of common stock of the Issuer.

The Fund acquired the securities of Old F-star as investment in its ordinary course of business.

Lock-Up Agreement

Concurrently with the execution of the Exchange Agreement, certain officers and directors of the Issuer and Old F-star and certain shareholders of Old F-star entered into lock-up agreements (the “Lock-up Agreements”), pursuant to which they agreed to certain restrictions on transfers of any shares of the Issuer’s common stock for the 180-day period following the Closing, other than the shares of the Issuer’s common stock received in exchange for ordinary shares of F-star subscribed for in the Pre-Closing Financing and pursuant to certain other limited exceptions.

In connection with the foregoing, and as may be appropriate from time to time, each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of Shares, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in Item 6 and this Item 4 and any plans or proposals that may from time to time be discussed or considered by the directors of the Issuer, including Krol, who is also a manager of Management, in their fiduciary capacities as directors of the Issuer, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional Shares, dispose of some or all of the Shares, in each case in open market or private transactions, block sales or otherwise, and review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the foregoing paragraph of this Item 4) or formulate and implement plans or proposals with respect to any of the foregoing. Except as set forth in this Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) As of November 20, 2020, the Fund beneficially owned and had shared voting and dispositive power with respect to 615,643 Shares, representing approximately 6.8% of the approximately 9.1 million shares of common stock issued and outstanding as of November 20, 2020 as reported in the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on November 20, 2020.

As of November 20, 2020, Management, by virtue of its position as manager of the Fund, may be deemed to beneficially own and had shared voting and dispositive power with respect to 615,643 Shares, representing approximately 6.8% of the approximately 9.1 million shares of common stock issued and outstanding as of November 20, 2020 as reported in the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on November 20, 2020.

As of November 20, 2020, each of Krol, Bosman and de Haan, by virtue of their position as managers of Management, may be deemed to beneficially own and had shared voting and dispositive power with respect to 615,643 Shares, representing approximately 6.8% of the approximately 9.1 million shares of common stock issued and outstanding as of November 20, 2020 as reported in the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on November 20, 2020.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6. Except as referenced above or described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between such Reporting Persons and any other person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

Exhibit 99.2	Form of Lock-Up Agreement

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 3, 2020

Coöperatieve Aescap Venture I U.A.

By:	/s/Patrick Krol | /s/Hans Bosman
Name: Aescap Venture Management B.V., represented by Patrick Krol and Hans Bosman
Title: Managing Directors

Aescap Venture Management B.V.

By:	/s/Patrick Krol | /s/Hans Bosman
Name: Patrick Krol and Hans Bosman
Title: Managing Directors

Patrick Johan Hendrik Krol

By:	/s/Patrick Johan Hendrik Krol

Johan Gerhard Bosman

By:	/s/Johan Gerhard Bosman

Michiel Alexander de Haan

By:	/s/Michiel Alexander de Haan

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

99.2	Form of Lock-Up Agreement